Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 3 - 2008

FEBRUARY 28, 2008
FOR IMMEDIATE RELEASE

AURIZON REPORTS FURTHER DRILLING RESULTS AT JOANNA

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) is pleased to announce additional drilling results from the East block of its Joanna project, located 20 kilometres from Rouyn-Noranda, in north-western, Quebec.

Forty eight (48) additional holes totalling 11,828 metres have been completed to date in the East block of Joanna with the objective of confirming the continuity, grade and thickness of the mineralized zone.  To date, assay results from forty (40) of forty eight (48) holes have been received.  Seventeen of the holes had grades greater than 1.0 grams of gold per tonne over a minimum true thickness of 24 metres and are as follows:

		JOANNA – EAST BLOCK Surface Exploration
Hole	East (metresE)	North (metresN)	From (metres)	To (metres)	Gold Grade (grams/tonne Au)	Length True thickness (metres)
JA-07-68	8600	1478	88.5	114.0	1.5	24.2
JA-07-69	8600	1478	87.0	125.0	1.4	34.3
JA-07-71	8975	1450	85.5	135.0	1.1	38.8
JA-07-78	8975	1514	148.5	177.0	1.6	24.7
JA-07-83	9000	1564	154.5	213.0	1.4	57.1
JA-07-84	8600	1572	100.5	132.0	1.2	30.8
JA-07-85	8475	1519	144.0	178.5	1.1	32.7
JA-07-86	8475	1519	139.5	171.0	1.1	30.7
JA-07-87	8875	1572	151.5	204.0	1.3	50.9
JA-07-91	8500	1487	133.5	165.0	1.4	25.9
JA-07-92	8500	1487	127.5	156.0	1.5	25.4
JA-07-94	8500	1487	112.5	144.0	1.6	30.7
JA-07-99	8925	1505	112.5	142.5	1.2	29.4
JA-07-101	8525	1503	121.5	154.5	1.4	31.5
JA-07-105	8550	1511	114.0	150.0	1.5	35.3
JA-07-107	8875	1514	111.0	139.5	1.6	28.0
JA-07-108	8575	1494	102.0	130.5	1.3	27.9

“The additional infill drilling confirms the continuity, grade and width of the existing resource, which is required in order to advance Joanna to a pre-feasibility decision,” said Michel Gilbert, Vice President.

Aurizon Mines Ltd.
News Release – February 28, 2008
Aurizon Reports Further Drilling Results At Joanna

In addition, six other holes intersected high grade veins over widths exceeding 11 metres within the gold bearing corridor.  The results are as follows:

		JOANNA – EAST BLOCK Surface Exploration
Hole	East (metresE)	North (metresN)	From (metres)	To (metres)	Gold Grade (grams/tonne Au)	Length True Thickness (metres)
JA-07-70	8600	1478	165.0	180.0	6.8	11.3
			171.0	175.0	20.6	3.0
JA-07-72	8975	1450	54.0	73.4	3.6	19.1
		Including	54.0	55.5	24.6	1.5
JA-07-73	8625	1500	105.0	139.1	3.1	32.7
			109.0	110.2	47.5	1.2
JA-07-82	8675	1495	84.0	141.0	2.0	55.7
		Including	139.5	141.0	22.7	1.5
JA-07-100	8525	1503	135.0	163.5	2.3	23.7
		Including	135.0	138.0	12.0	2.5
JA-07-115	8625	1500	114.0	165.0	4.0	46.8
		Including	156.0	157.5	80.3	1.4

Effective as of October 26, 2007, mineral resources at Joanna are estimated at 11.3 million tonnes averaging
1.7 grams of gold per tonne, or 630,000 ounces in the indicated mineral resource category and 28.6 million tonnes averaging 1.6 grams of gold per tonne, for 1.42 million ounces in the inferred mineral resource category.  Details of key assumptions, parameters and methods used to estimate the mineral resources and other information required by National Instrument 43-101 is included in the Technical Report - Resource modeling & estimation update - Joanna Gold deposit, dated October 26, 2007, filed under the Company’s profile on www.sedar.com.

Work in Progress

•

A preliminary economic assessment report is in progress.  This study will focus mainly on the upper part of the East block, above the 200 metre level, and will be based only on the current mineral resource estimate as of October 26, 2007.

•

Four rigs are currently active on the property, as follows:

o

Two rigs are conducting infill drilling within the existing East block mineral resource contour and along its lateral extension.  The results of this infill drilling program will be integrated within an updated mineral resource estimate later this year.

o

The two other rigs are currently active along the dip extension of the East block to test high grade enrichment below the 500 metre level.

Quality Control

Core assays are performed on core sawed in quarter or in half, with standard fire assay procedures and atomic absorption finition and gravimetric finition for samples above 1 gram of gold per tonne.  Certified reference material, field duplicata and coarse blanks are inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically. Exploration primary assaying is performed at Labexpert of Rouyn-Noranda and check assays are carried out by ALS Chemex of Val D’Or.

Aurizon Mines Ltd.
News Release – February 28, 2008
Aurizon Reports Further Drilling Results At Joanna

Drill hole planning, implementation and the quality control program is supervised by Martin Demers P.Geo., Exploration manager, a qualified person as defined by National Instrument 43-101.  Mr. Demers also supervised the preparation of the scientific and technical information in this news release.

Additional Information

One sketch is attached showing the Joanna area.  Detailed drill results from the additional holes are reported in a separate table attached to this news release.  All other information previously released on the Joanna Project is also available on the Aurizon website.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com

Media - Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding estimated mineral resources, a preliminary economic assessment,  and work programs.  Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. Forward-looking statements are based on certain assumptions, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property, and involve risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

Aurizon Mines Ltd.
News Release – February 28, 2008
Aurizon Reports Further Drilling Results At Joanna

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable

Aurizon Mines Ltd.
News Release – February 28, 2008
Aurizon Reports Further Drilling Results At Joanna

Aurizon Mines Joanna Project – East Block
Surface Exploration

Hole	East	North	From	To	Gold	Length along the hole	True thickness	Zone
	(mE)	(mN)	(m)	(m)	(g/t Au)	(m)	(m)
JA-07-68	8600	1478.0	88.5	114.0	1.5	25.5	24.2	S
JA-07-69	8600	1478.0	87.0	125.0	1.4	38.0	34.3	S
	Including		106.5	108.0	9.0	1.5	1.4
JA-07-70	8600	1478.0	45.0	54.0	1.4	9.0	6.5	N
			118.5	144.0	0.8	25.5	19.0	S
			165.0	180.0	6.8	15.0	11.3	S
	Including		171.0	175.0	20.6	4.0	3.0
JA-07-71	8975	1450.0	85.5	135.0	1.1	49.5	38.8	S
JA-07-72	8975	1450.0	54.0	73.4	3.6	19.4	19.1	S
	Including		54.0	55.5	24.6	1.5	1.5
JA-07-73	8625	1500.0	49.5	64.50	1.0	15.0	14.3	N
			93.0	97.0	3.9	4.0	3.8	S
	Including		96.0	97.0	14.4	1.0	1.0
			105.0	139.1	3.1	34.1	32.7	S
	Including		109.0	110.2	47.5	1.2	1.2
JA-07-74	8550	1581.0	118.0	141.5	0.9	23.5	23.1	N
			174.0	199.5	0.9	25.5	25.1	S
JA-07-75	8650	1528	75.0	102.0	1.0	27.0	22.8	N
			139.0	154.5	1.1	15.5	13.3	S
			187.5	211.5	0.8	24.0	21.0	S
JA-07-76	8650	1528.0	70.5	93.0	1.3	22.5	20.5	N
			168.2	185.0	1.3	16.8	15.6	S
JA-07-77	8650	1528.0	67.0	81.0	1.2	14.0	13.6	N
			120.0	139.0	1.3	19.0	18.7	S
JA-07-78	8975	1514.0	88.5	102.0	0.8	13.5	11.7	S
			115.5	144.0	0.9	28.5	24.7	S
			148.5	177.0	1.6	28.5	24.7	S
JA-07-79	8975	1514.0	79.5	91.5	1.3	12.0	11.8	S
			118.5	147.0	0.9	28.5	27.8	S
	Including		126.0	139.5	1.2	13.5	13.2
JA-07-80	8575	1575	115.0	132.0	1.6	17	16.8	N
			175.5	189.0	1.6	13.5	13.3	S
			204.0	216.0	1.0	12	11.9	S
JA-07-81	8675	1495	133.0	159.0	1.5	26.0	23.2	S
JA-07-82	8675	1495	84.0	141.0	2.0	57.0	55.7	S
	Including		139.5	141.0	22.7	1.5	1.5

Aurizon Mines Ltd.
News Release – February 28, 2008
Aurizon Reports Further Drilling Results At Joanna

Hole	East	North	From	To	Gold	Length along the hole	True thickness	Zone
	(mE)	(mN)	(m)	(m)	(g/t Au)	(m)	(m)

JA-07-83	9000	1564	132.0	141.0	2.3	9.0	8.8	S
	Including		132.0	133.5	8.4	1.5	1.5
			154.5	213.0	1.4	58.5	57.1	S
JA-07-84	8600	1572	100.5	132.0	1.2	31.5	30.8	N
			167.2	189.0	1.7	21.8	21.4	S
			203.0	215.0	1.0	12.0	11.8	S
JA-07-85	8475	1519	81.0	103.5	0.8	22.5	21.1	N
			144.0	178.5	1.1	34.5	32.7	S
JA-07-86	8475	1519	85.5	98.8	1.2	13.3	12.9	N
			139.5	171.0	1.1	31.5	30.7	S
JA-07-87	8875	1572	151.5	204.0	1.3	52.5	50.9	S
JA-07-88	Assays pending
JA-07-89	8625	1564	103.5	125.2	1.2	21.7	20.6	N
			201.0	217.5	2.0	16.5	15.8	S
JA-07-90	8625	1564	94.5	118.5	1.1	24.0	23.7	N
JA-07-91	8500	1487	58.5	87.0	1.3	28.5	22.8	N
			133.5	165.0	1.4	31.5	25.9	S
JA-07-92	8500	1487	58.5	84.4	0.9	25.9	22.7	N
			127.5	156.0	1.5	28.5	25.4	S
JA-07-93	Assays pending
JA-07-94	8500	1487	52.5	70.5	0.9	18.0	17.6	N
			112.5	144.0	1.6	31.5	30.7	S
JA-07-95	8959	1647	243.0	256.5	0.8	13.5	12.9	S
JA-07-96	8950	1647	184.5	207.0	1.1	22.5	21.9	S
JA-07-97	8900	1540	127.5	148.5	1.4	21.0	19.7	S
			157.5	181.5	1.6	24.0	22.4	S
JA-07-98	8675	1588	158.0	172.5	1.2	14.5	14.3	S
			207.0	226.5	1.1	19.5	19.3	S
JA-07-99	8925	1505	69.0	79.5	1.5	10.5	10.3	S
			112.5	142.5	1.2	30.0	29.4	S
JA-07-100	8525	1503	73.5	99.6	0.8	26.1	21.3	N
			135.0	163.5	2.3	28.5	23.7	S
	Including		135.0	138.0	12.0	3.0	2.5
JA-07-101	8525	1503	64.5	82.5	1.2	18.0	17.1	N
			121.5	154.5	1.4	33.0	31.5	S
JA-07-102	8875	1465	45.0	54.0	1.6	9.0	8.8	S
			63.7	76.5	1.0	12.8	12.5	S
			81.0	103.5	0.8	22.5	22.0	S

Aurizon Mines Ltd.
News Release – February 28, 2008
Aurizon Reports Further Drilling Results At Joanna

Hole	East	North	From	To	Gold	Length along the hole	True thickness	Zone
	(mE)	(mN)	(m)	(m)	(g/t Au)	(m)	(m)
JA-07-103	Assays pending
JA-07-104	Assays pending
JA-07-105	8550	1511	114.0	150.0	1.5	36.0	35.3	S
			157.5	174.0	1.1	16.5	16.2	S
JA-07-106	8725	1585	201.0	216.0	2.2	15.0	14.7	S
JA-07-107	8875	1514	111.0	139.5	1.6	28.5	28.0	S
JA-07-108	8575	1494	102.0	130.5	1.3	28.5	27.9	S
			138.0	148.5	2.3	10.5	10.3	S
JA-07-109	8800	1505	89.0	98.0	2.1	9.0	8.8	S
			120.	135.0	1.9	15.0	14.7	S
JA-07-110	Assays pending
JA-07-111	Assays pending
JA-07-112	Assays pending
JA-07-113	Assays pending
JA-07-114	8725	1585	213.0	229.5	0.8	16.5	15.6	S
JA-07-115	8625	1500	51.0	60.0	1.8	9.0	8.2	N
			114.0	165.0	4.0	51.0	46.8	S
	Including		156.0	157.5	80.3	1.5	1.4